Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158111

GRUBB & ELLIS HEALTHCARE REIT II, INC.

SUPPLEMENT NO. 7 DATED OCTOBER 12, 2011
TO THE PROSPECTUS DATED APRIL 29, 2011

This document supplements, and should be read in conjunction with, our prospectus dated April 29, 2011 relating to our offering of 330,000,000 shares of our common stock, as supplemented by Supplement No. 6 dated September 23, 2011. Unless otherwise defined in this Supplement No. 7, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 7 is to disclose:

•	the status of our public offering;

•	our recent acquisition of Lafayette Rehabilitation Hospital located in Lafayette, Louisiana and our proposed acquisition of Southeastern Skilled Nursing Facility Portfolio, located in Conyers, Covington, Snellville, Gainesville and Atlanta, Georgia, Memphis and Millington, Tennessee, Shreveport, Louisiana and Mobile, Alabama;

•	our entry into an amendment to our additional loan agreement with KeyBank National Association; and

•	updates to the “Plan of Distribution” section of our prospectus.

Status of our Public Offering

We commenced our initial public offering of shares of our common stock on August 24, 2009. As of September 23, 2011, we had received and accepted subscriptions in our offering for 38,381,440 shares of our common stock, or approximately $382,988,000, excluding shares of our common stock issued pursuant to our distribution reinvestment plan, or DRIP. As of September 23, 2011, 261,618,560 shares remained available for sale to the public pursuant to our offering, excluding shares available pursuant to our DRIP. We will sell shares of our common stock in this offering until the earlier of August 24, 2012, or the date on which the maximum offering amount has been sold; provided, however, that our board of directors may extend this offering as permitted under applicable law, or we may extend this offering with respect to shares of our common stock offered pursuant to the DRIP. However, we reserve the right to terminate this offering at any time prior to such termination date.

Recent Acquisition and Proposed Acquisition

The following information should be read in conjunction with the “Prospectus Summary – Description of Investments” section beginning on page 6 of our prospectus and the “Investment Objectives, Strategy and Criteria – Real Estate Acquisitions” section beginning on page 93 of our prospectus:

Acquired Property

As of October 12, 2011, we had made 24 acquisitions, comprising an aggregate of 1,929,000 square feet of gross leasable area, or GLA, for an aggregate purchase price of $430,785,000, in various states. We completed one acquisition made between September 23, 2011 and October 12, 2011 as listed below:

						Contract
	Ownership	Type of	GLA		Purchase	Purchase	Mortgage	Interest	Maturity	Property	Capitalization
Property Name	Interest	Property	(Sq Ft)	Occupancy	Date	Price	Debt	Rate	Date	Taxes(1)	Rate(2)	Location

Lafayette Rehabilitation Hospital	100%	Healthcare- Related Facility	26,000	100%	09/30/11	$12,100,000	$—	—%	—	$77,000	8.85%	Lafayette, LA

(1)	Represents the real estate taxes on the property for 2010.

(2)	The estimated capitalization rate is based on the property’s net operating income from the in-place lease for the twelve months after the date of purchase of the property, including any contractual rent increases contained in such lease for these twelve months, divided by the purchase price for the property, exclusive of any acquisition fees and expenses paid. In calculating the property’s net income, we generally estimate the property’s expenses for the twelve months after the date of purchase by evaluating historical expenses of the property and adjusting for factors such as the property’s age, location and other information we obtained during our due diligence examination of the property prior to its acquisition. We also estimate the property’s occupancy for the twelve months after the date of purchase using assumptions regarding upcoming lease renewals or terminations based on information we obtained about the property and its tenant during our due diligence examination of the property prior to its acquisition. The capitalization rates do not reflect reserves for replacements.

We will pay Grubb & Ellis Equity Advisors, Property Management, Inc., or GEEA Property Management, an affiliated entity, an oversight fee of 1.0% of the gross monthly cash receipts derived from the operations of the Lafayette Rehabilitation Hospital, or the Lafayette property. Among other things, GEEA Property Management has the authority to negotiate and enter into leases of our properties on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Other affiliates of ours may receive additional fees or other compensation as a result of our property acquisitions in accordance with the compensation provisions described in our prospectus.

Lafayette Rehabilitation Hospital Acquisition

On September 30, 2011, we, through G&E HC REIT II Lafayette Rehabilitation Hospital, LLC, our wholly owned subsidiary, purchased the Lafayette property, from HFG Lafayette, LLC, an unaffiliated third party, for a purchase price of $12,100,000, plus closing costs. We financed the purchase of the Lafayette property using $12,000,000 in borrowings under a revolving line of credit with KeyBank National Association, or KeyBank, and the remaining balance using cash proceeds from our offering. See the “Entry into an Amendment to Our Loan Agreement and Loan Agreements – Entry into Additional Loan Agreement with KeyBank National Association” section of Supplement No. 6 to our prospectus and the “Entry into Amendment to Additional Loan Agreement with KeyBank National Association” section of this supplement to our prospectus for a discussion of this line of credit with KeyBank. In connection with the acquisition, we paid an acquisition fee of approximately $333,000, or 2.75% of the purchase price, to Grubb & Ellis Equity Advisors, LLC, the managing member of our advisor, Grubb & Ellis Healthcare REIT II Advisor, LLC.

As of October 12, 2011, Lafayette Physical Rehabilitation Hospital, LLC, the sole tenant of the Lafayette property, did not account for 10.0% or more of the GLA of our property portfolio. Lafayette Physical Rehabilitation Hospital, LLC is under a long-term, absolute net lease, which expires in January 2026.

Proposed Acquisition of Southeastern Skilled Nursing Facility Portfolio

On September 29, 2011, we, through G&E HC REIT II Southeastern SNF Portfolio, LLC, our wholly owned subsidiary, entered into a purchase and sale agreement, or the Purchase Agreement, with Wellington Healthcare Services, L.P., or the Southeastern SNF Portfolio Seller Guarantor, an unaffiliated third party, and twenty entities affiliated with the Southeastern SNF Portfolio Seller Guarantor, or collectively, the Southeastern SNF Portfolio Seller, for the purchase of 10 separate skilled nursing facilities, or the Southeastern Skilled Nursing Facility Portfolio or the Southeastern SNF Portfolio, for an aggregate purchase price of $166,500,000, plus closing costs.

The Southeastern SNF Portfolio consists of 10 separate skilled nursing facilities: (i) Rockdale Healthcare Center, Riverside Health Care Center, New London Healthcare, Bell Minor Home, Westminster Commons and Nurse Care of Buckhead, located in Conyers, Covington, Snellville, Gainesville, Atlanta and Atlanta, Georgia, respectively; (ii) Parkway Health and Rehabilitation Center and Millington Healthcare Center, located in Memphis and Millington, Tennessee, respectively; (iii) Nurse Care of Shreveport, located in Shreveport, Louisiana; and (iv) Sea Breeze Health Care Center, located in Mobile, Alabama. The Southeastern SNF Portfolio totals approximately 460,000 square feet of GLA and 1,364 beds. The properties in the portfolio were built and/or renovated between 1969 and 1999. The Southeastern SNF Portfolio is 100% leased to one tenant, Wellington Healthcare Services, L.P., which provides skilled nursing services at each of the 10 facilities. The Southeastern SNF Portfolio faces competition from a variety of skilled nursing, rehabilitation and other medical facilities in each of the cities where the facilities are located and the surrounding areas.

The material terms of the Purchase Agreement provide for: (i) a due diligence period ending on the earlier of the twenty-first day following September 29, 2011, or the effective date, or October 15, 2011; (ii) an initial deposit of $3,000,000, which was due within three business days of the effective date, and an additional deposit of $2,000,000 that is due on the first business day following the end of the due diligence period, which are non-refundable after the expiration of the due diligence period, except in limited circumstances as provided for under the Purchase Agreement; (iii) a closing date to occur the later of December 9, 2011 or 10 business days following the date on which the “assumption contingency,” as defined in the Purchase Agreement, has been satisfied in relation to the loans we intend to assume in connection with our purchase of the Southeastern SNF Portfolio, unless otherwise required by the lenders of such loan assumptions; and (iv) the termination of the Purchase Agreement by either us or the Southeastern SNF Portfolio Seller after the expiration of the due diligence period and upon delivery of written notice to the other party in the event of default, if such default is not cured within 15 business days after receipt of such written notice. In the event we are in default under the terms of the Purchase Agreement, the Southeastern SNF Portfolio Seller can either terminate the Purchase Agreement in its entirety or as to a specific facility of the Southeastern SNF Portfolio, which is the subject of our default. In the event the Southeastern SNF Portfolio Seller is in default of the Purchase Agreement, we can either file a legal action for specific performance of the Southeastern SNF Portfolio Seller’s obligation to perform according to the terms of the Purchase Agreement or terminate the Purchase Agreement in its entirety. In addition, we may terminate the Purchase Agreement as follows: (a) at any time prior to the expiration of the due diligence period upon delivery of written notice to the Southeastern SNF Portfolio Seller of our election to terminate the Purchase Agreement; (b) upon timely delivery to the Southeastern SNF Portfolio Seller of our written notice to terminate due to a title objection, which the Southeastern SNF Portfolio Seller elects not to or fails to remedy pursuant to the terms of the Purchase Agreement; or (c) upon the failure of the assumption contingency, as provided for under the Purchase Agreement. The Purchase Agreement also contains additional covenants, representations and warranties that are customary of real estate purchase and sale agreements.

The approximate purchase prices of the 10 skilled nursing facilities comprising the Southeastern SNF Portfolio, which are subject to proration and adjustment pursuant to the terms of the Purchase Agreement, are as follows: (i) $24,499,000 for Rockdale Healthcare Center; (ii) $17,616,000 for Riverside Health Care Center; (iii) $24,901,000 for New London Healthcare; (iv) $12,126,000 for Bell Minor Home; (v) $4,879,000 for Westminster Commons; (vi) 22,264,000 for Nurse Care of Buckhead; (vii) $15,903,000 for Parkway Health and Rehabilitation Center; (viii) $13,966,000 for Millington Healthcare Center; (ix) $21,005,000 for Nurse Care of Shreveport; and (x) $9,341,000 for Sea Breeze Health Care Center.

We intend to finance the purchase of the Southeastern SNF Portfolio using a combination of debt financing, including the purposed assumption of loans totaling approximately $83,499,000 and borrowings under our secured revolving lines of credit with KeyBank and Bank of America, N.A., and funds raised through our initial public offering. See the “Investment Objectives, Strategy and Criteria – Our Strategies and Policies with Respect to Borrowing – Entry into Loan Agreement with Bank of America, N.A.” section of our prospectus and the “Entry into an Amendment to Our Loan Agreement and Loan Agreements – Entry into Amendment to Loan Agreement with Bank of America, N.A.” section of Supplement No. 6 to our prospectus for a discussion of the line of credit with Bank of America, N.A. Also see the “Entry into an Amendment to Our Loan Agreement and Loan Agreements – Entry into Additional Loan Agreement with KeyBank National Association” section of Supplement No. 6 to our prospectus and the “Entry into Amendment to Additional Loan Agreement with KeyBank National Association” section of this supplement to our prospectus for a discussion of the line of credit with KeyBank. We anticipate paying an acquisition fee of approximately $4,579,000, or 2.75% of the aggregate purchase price of the Southeastern SNF Portfolio, to Grubb & Ellis Equity Advisors, LLC.

The closing of the Southeastern SNF Portfolio is expected to occur during the fourth quarter of 2011; however, the proposed acquisition of the Southeastern SNF Portfolio is subject to substantial conditions to closing, including obtaining the approval from multiple lenders of the loan assumptions, and no assurance can be provided that we will be able to purchase the Southeastern SNF Portfolio in the anticipated timeframe, or at all. Our decision to consummate the acquisition will generally depend upon:

•	the satisfaction of the conditions to the acquisition contained in the relevant agreements;

•	no material adverse change occurring relating to the properties in the Southeastern SNF Portfolio, the tenant or in the applicable local economic conditions;

•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make this acquisition; and

•	our receipt of satisfactory due diligence information, including appraisals, environmental reports and lease information.

Due to the considerable conditions that must be satisfied in order to acquire the Southeastern SNF Portfolio, we cannot give any assurances that the closing of this acquisition is probable. In evaluating the Southeastern SNF Portfolio as a proposed acquisition and determining the appropriate amount of consideration to be paid for the Southeastern SNF Portfolio, we considered a variety of factors including the overall valuation of net rental income, location, demographics, quality of the tenant, length of leases, price per square foot, occupancy and the fact that the overall rental rates at the Southeastern SNF Portfolio are comparable to market rates. We believe that the facilities in the Southeastern SNF Portfolio are well located, well maintained, adequately insured and have been professionally managed. The economic performance of each property in the Southeastern SNF Portfolio could be affected by changes in local economic conditions. We have not considered any other factors materially relevant to our decision to acquire the Southeastern SNF Portfolio.

Entry into Amendment to Additional Loan Agreement with KeyBank National Association

The following information should be read in conjunction with the disclosure contained in the “Investment Objectives, Strategy and Criteria – Our Strategies and Policies with Respect to Borrowing” section beginning on page 83 of our prospectus:

On June 30, 2011, we entered into a loan agreement with KeyBank, or the KeyBank Loan Agreement, to obtain a secured revolving credit facility with an aggregate maximum principal amount of $71,500,000, or the KeyBank Line of Credit. We initially secured the KeyBank Line of Credit with 10 of our properties, including: (i) four facilities comprising Virginia Skilled Nursing Facility Portfolio; (ii) Yuma Skilled Nursing Facility; and (iii) five facilities comprising Philadelphia SNF Portfolio, which are collectively referred to as the Borrowing Base Properties.

On October 6, 2011, the KeyBank Loan Agreement was modified, whereby KeyBank entered into an assignment and assumption agreement with RBS Citizens, N.A., dba Charter One, or Charter One, to assign $35,750,000 of the aggregate maximum principal amount of the KeyBank Line of Credit to Charter One as a syndication agent, or the KeyBank Line of Credit Modification, as provided for under the KeyBank Loan Agreement. In connection with the KeyBank Line of Credit Modification, we executed a new revolving note dated October 6, 2011 in the amount of $35,750,000 in favor of KeyBank as lender, or the KeyBank Note, and a new revolving note dated October 6, 2011 in the amount of $35,750,000 in favor of Charter One as lender, or the Charter One Note. The KeyBank Note and Charter One Note, which mature on June 30, 2014, replace the existing promissory note in the amount of $71,500,000 with KeyBank as lender, which was executed on June 30, 2011 in connection with the KeyBank Line of Credit. In addition, we executed a side letter agreement with KeyBank and Charter One consenting to the KeyBank Line of Credit Modification.

Based on the value of the Borrowing Base Properties securing the KeyBank Line of Credit, the aggregate borrowing capacity is $71,500,000 as of October 12, 2011.

Plan of Distribution

The following information should be read in conjunction with the ninth paragraph of the “Plan of Distribution – Dealer Manager and Participating Broker-Dealer Compensation and Terms” section beginning on page 186 of our prospectus:

Neither our dealer manager nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or a bank trust department by a potential investor as an inducement for such investment advisor or bank trust department to advise favorably for an investment in shares of our common stock; however, they may provide marketing support and other reimbursements to an investment advisor which shall not be deemed an inducement by the investment advisor.

The first paragraph of the “Plan of Distribution – Certain Selected Dealers” section on page 189 of our prospectus and all similar discussions appearing throughout our prospectus are superseded in their entirety as follows:

Our dealer manager may, from time to time, enter into selected dealer agreements that provide for reduced selling commissions and an increased dealer manager fee, provided that in no event will the aggregate of the selling commissions and dealer manager fee be greater than 10.0% of the gross offering proceeds for shares of our common stock sold pursuant to the primary offering. The aggregate amount of selling commissions and the dealer manager fee that you would pay would not be affected by this change. In addition or alternatively, our dealer manager may enter into selected dealer agreements that provide for a selling commission of less than 7.0% of the gross offering proceeds for shares of our common stock sold by such selected dealer, with no corresponding increase in the dealer manager fee. Under this arrangement, the aggregate amount of selling commissions and the dealer manager fee that an investor would pay would be less than 10.0% of the gross offering proceeds for shares of our common stock sold by such selected dealer, reducing the effective purchase price per share paid by such investor to an amount less than $10.00 per share. The net proceeds to us will not be affected by either of these arrangements. For purposes of calculations in this “Plan of Distribution” section and elsewhere in this prospectus, we have assumed a selling commission of 7.0% of the gross offering proceeds for shares of our common stock sold pursuant to the primary offering and a dealer manager fee of 3.0% of the gross offering proceeds for shares of our common stock sold pursuant to the primary offering.